Exhibit 99.1
Resource Capital Investment Corp.

1910 Palomar Point Way, Suite 200
Carlsbad, CA  92008
Phone:  760-444-5254

September 25, 2012

The Board of Directors
Kobex Minerals Inc.
Suite 1700 - 700 West Pender Street
Vancouver, BC
Canada
V6C 1G8
Attention: Mr. Roman Shklanka

Dear Sirs:

Pursuant to the understanding that we had with you, which led to my investor group’s support of the transaction that created Kobex Minerals Inc. (“Kobex” or the “Company”) in 2009, we agreed that Kobex’s Board and management team would have two years, and expenses of C$2,000,000 per year, to secure a major transaction. It has been nearly three years since Kobex was formed and no such significant transaction has occurred, and the administrative expenditures of the Company have substantially exceeded the previously agreed upon amounts. While we are aware that capital markets conditions were not conducive to the Company’s efforts, and are also aware of management’s efforts in securing a significant transaction, we are concerned about the effectiveness of the current management team and the depleted treasury. Our goal is to help refocus the Company so that it may achieve its stated objectives, including potentially through reinvigorating the Board and management with potential new members.

We believe that Kobex’s management should immediately act with a renewed sense of urgency and discipline to execute on its historically stated strategic initiatives. We expect that any potential transaction considered by the Board will be substantially aligned with current management’s sector, geographic and transactional type expertise. In addition, after deploying considerable funds over the last few years, we expect, and would be very disappointed if it were not the case, that any potential transaction will be developed internally by management rather than through the use of finders or intermediating advisors and payment of their associated fees. We would like to offer our assistance in reviewing technical materials in any due diligence process associated with any transaction that is brought to our attention, which input will be beneficial to all of Kobex’s shareholders. Please note that by agreeing to support a due diligence effort, we do not necessarily agree to support any potential transaction ourselves, irrespective of the opinions of the Board. Management should also immediately take all the appropriate measures to reduce the Company’s administrative costs to dramatically improve the operating performance of the Company.

Make no mistake, we are a large and supportive shareholder of Kobex, as the last three years have demonstrated to Kobex. If Kobex’s due diligence in connection with a potential transaction suggests (with our input) that an applicable transaction would be beneficial to all shareholders, then as the largest shareholder, we will support it. If we jointly conclude that an applicable transaction is less attractive, technically, commercially, or in light of your existing skill sets, as they relate to the challenges involved with advancing the applicable opportunity, we will want to reorient the Company, the Board and management in line with the understandings that led to the Company’s formation.

Yours truly,

Rick Rule, CEO
Resource Capital Investment Corp.